FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RECENT FINANCIAL INFORMATION

Results of Operations

The following table provides a breakdown of our financial results of operations and sales volumes for the periods indicated. Both the table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2011, 2012 and 2013 and our unaudited interim financial statements as of and for the three-month period ended March 31, 2013 and 2014. Our audited and unaudited consolidated financial statements are prepared in U.S. dollars and in accordance with IFRS-IASB.

	For the year ended December 31,									Three months ended March 31, (unaudited)
	2011			2012(1)			2013(1)			2013(1)			2014(1)
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of US$, except where indicated)
Revenue(2):
Pulp
Bleached(3)	1,759.5	40.2%	2,375	1,569.8	36.7%	2,490.7	1,686.3	32.8%	2,598.1	387.1	32.6%	610.1	410.0	33.5%	619.4
Unbleached(3)	301.4	6.9	400	286.7	6.7	438.1	343.9	6.7	481.9	77.3	6.5	117.7	91.3	7.5	107.8

Total pulp	2,060.8	47.1	2,775.0	1,856.5	43.4	2,928.8	2,030.2	39.5	3,080.0	464.4	39.1	727.7	501.4	40.9	727.2
Panels
Plywood and fiberboard panels	1,273.2	29.1	3,222	1,319.8	30.8	3,548.6	1,927.0	37.4	5,152.1	445.8	37.6	1,217.5	439.4	35.9	1,240.6
Other	0.5	—		0.7	—	6.9	0.3	—	11.1	0.2	—	2.7	0.1	—	1.3
Total	1,273.7	29.1	3,222	1,320.5	30.8	3,555.5	1,927.3	37.5	5,163.2	446.0	37.6	1,220.2	439.5	35.9	1,241.9
Sawn Timber
Sawn timber(4)	526.8	12.0	2,181	541.2	12.6	2,099.5	584.7	11.4	2,283.8	127.8	10.8	527.8	130.0	10.6	505.9
Remanufactured wood products(4)	198.3	4.5	363	224.5	5.2	412,5	245.3	4,8	411.0	59.0	5.0	110.0	60.4	4.9	91.0
Other	6.5	0.1	—	0.6	—	0.1	—	—	0.1	—	—	—	—	—	—

Total wood products	731.6	16.7	2,544	766.2	17.9	2,512.1	829.9	16.1	2,694.9	186.8	15.7	637.8	190.4	15.5	596.9
Forestry Products
Sawlogs (net)(4)	75.2	1.7	2,123	86.1	2.0	2,250.1	89.4	1.7	2,148.6	24.5	2.1	512.6	23.5	1.9	497.8
Pulplogs(4)	41.5	0.9	443	29.0	0.7	274.2	28.8	0.6	395.3	2.2	0.2	75.4	2.1	0.2	95.1
Chips	28.5	0.7	398	25.4	0.6	365.1	21.2	0,4	304.8	6.6	0.6	92.2	7.7	0.6	111.9
Other	12.3	0.3	39	19.0	0.2	71.8	6.2	0,1	18.3	4.4	0.4	6.3	0.8	0.1	6.5

Total forestry products	157.5	3.6	3,003	159.5	3.5	2,961.2	145.6	2.8	2,867.0	37.8	3.2	686.5	34.1	2.8	711.2
Energy	98.2	2.2	—	136.7	3.2	—	146.3	2.8	—	35.9	3.0	—	46.0	3.8	—
Other	52.6	1.2	—	50.5	1.2	—	66.2	1.3	—	16.0	1.3	—	13.2	1.1	—

Total revenue	4,374.5	100.0%		4,298.7	100%		5,145.5	100.0%		1,186.9	100.0%		1,224.6	100.0%
Cost of sales:
Timber	(639.6)	—	—	(861.4)	—	—	(869.0)	—	—	(211.1)	—	—	(193.2)	—	—
Forestry labor costs	(588.8)	—	—	(589.0)	—	—	(631.7)	—	—	(152.8)	—	—	(141.0)	—	—
Maintenance costs	(211.7)	—	—	(220.5)	—	—	(210.0)	—	—	(52.6)	—	—	(62.0)	—	—
Chemical costs	(334.5)	—	—	(381.2)	—	—	(485.8)	—	—	(121.1)	—	—	(121.7)	—	—
Depreciation	(217.0)	—	—	(236.7)	—	—	(271.7)	—	—	(64.9)	—	—	(66.3)	—	—
Other costs of sales	(890.9)	—	—	(874.7)	—	—	(1,088.9)	—	—	(248.6)	—	—	(213.7)	—	—

Total cost of sales	(2,882.5)	—	—	(3,163.4)	—	—	(3,557.2)	—	—	(851.0)	—	—	(797.9)	—	—
Gross profit	1,492.0	34.1%	—	1,135.2	26.4%	—	1,588.3	30.9%	—	335.9	28.3%	—	426.7	—	—
Other income	475.0	—	—	408.3	—	—	385.1	—	—	84.8	—	—	77.7	—	—
Distribution costs	(477.6)	—	—	(452.8)	—	—	(523.6)	—	—	(107.5)	—	—	(116.7)	—	—
Administrative expenses	(415.5)	—	—	(479.6)	—	—	(544,7)	—	—	(131.6)	—	—	(131.1)	—	—
Other expenses	(90.3)	—	—	(105.3)	—	—	(136.8)	—	—	(21.4)	—	—	(58.0)	—	—
Other income (loss)	—	—	—	16.1	—	—	—	—	—	—	—	—	—	—	—
Finance income	24.6	—	—	23.5	—	—	19.1	—	—	6.2	—	—	3.6	—	—
Finance costs	(196.4)	—	—	(236.7)	—	—	(232.8)	—	—	(56.4)	—	—	(53.2)	—	—
Share of profit (loss) of associates and joint ventures accounted for using equity method	(11.9)	—	—	18.9	—	—	6.3	—	—	1.5	—	—	(0.9)	—	—
Exchange rate differences	(26.6)	—	—	(17.2)	—	—	(11.8)	—	—	2.1	—	—	4.9	—	—

Income before income tax	773.3	—	—	310.3	—	—	548.9	—	—	109.4	—	—	153.1	—	—
Income tax	(152.5)	—	—	(166.8)	—	—	(130.4)	—	—	(15.9)	—	—	(47.6)	—	—

Net income	620.8	—	—	143.5	—	—	418.6	—	—	93.5	—	—	105.5	—	—

(1)	Our investments in Uruguay are considered joint operations because of existing contracts that stipulate that both we and Stora Enso will maintain joint control over such investments, and since there is a contractual commitment of the sale of the entire pulp production to be generated from the future plant to us and Stora Enso in the proportion each party’s 50% ownership interest. Since January 1, 2012 we have recognized our 50% proportional share of the assets, liabilities, income and expenses of our joint Uruguayan operation, in accordance with IFRS.
(2)	Non-GAAP measures unaudited.
(3)	Volumes measured in thousands of metric tons.
(4)	Volumes measured in thousands of cubic meters.

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2014

The following discussion comparing our financial results of operation for the three months ended March 31, 2013 and the three months ended March 31, 2014, is based on our unaudited consolidated interim financial statements. Our unaudited interim consolidated financial statements as of December 31, 2013 and March 31, 2014 and for the three months ended March 31, 2013 and March 31, 2014, have been prepared in U.S. dollars in accordance with IFRS.

Revenue

Revenue increased 3.2%, from US$1,186.9 million for the first three months of 2013 to US$1,224.6 million for the first three months of 2014, primarily as a result of:

•	a 8.0%, or US$36.9 million, increase in revenue from pulp;

•	a 1.9%, or US$3.6 million, increase in revenue from wood products; partially offset by

•	a 1.4%, or US$6.4 million, decrease in revenue from panels; and

•	a 9.7%, or US$3.6 million, decrease in revenue from forestry products.

Pulp

Revenue from bleached and unbleached pulp increased 8.0% from US$464.4 million during the first three months of 2013 to US$501.4 million during the first three months of 2014, reflecting a 7.8% increase in average prices and a 0.1% decrease in sales volume. Sales of bleached pulp increased 5.9% in the first three months of 2014 due to a 5.3% increase in average prices, partially offset by a 0.2% decrease in sales volume. Revenue from unbleached pulp increased 18.1% in the first three months of 2014 due to a 22.2% increase in average prices, partially offset by an 8.9% decrease in sales volume.

Panels

Revenue from panels decreased 1.4% from US$446.0 million during the first three months of 2013 to US$439.5 million during the first three months of 2014. This decrease in revenues was primarily due a 1.7% decrease in average prices partially offset by a 1.8% increase in sales volume. Our main market that reflects this drop in prices was Brazil, which experienced a weaker demand in the first three months of 2014 primarily as a result of weaker macroeconomic conditions. During the first three months of 2014, the North American market was stable in terms of both average prices and sales volume while the Argentine market experienced a 19.0% decrease in sales volume, partially offset by a 4.1% increase in average prices.

Sawn Timber

Revenue from sawn timber and remanufactured wood products increased 1.9% from US$186.8 million for the first three months of 2013 to US$190.4 million for the first three months of 2014, primarily as a result of a 8.7% increase in average prices, partially offset by a 4.9% decrease in sales volume. The 8.7% increase in average prices during the first three months of 2014 reflected higher average prices in most markets, especially in Asia and North America.

Sawn timber sales revenue increased 1.7% from US$127.8 million for the first three months of 2013 to US$130.0 million for the first three months of 2014 due to an 8.9% increase in average prices reflecting improved prices in our Asian and North American markets, partially offset by a 1.6% decrease in sales volume.

Remanufactured products sales revenue increased 2.3% from US$59.0 million for the first three months of 2013 to US$60.4 million during the first three months of 2014, primarily as a result of a 1.4% increase in sales volume and a 5.5% increase in average prices. These increases in sales and average prices reflect an improvement in the North American housing sector, which is our main market for remanufactured wood.

Forestry Products

Revenue from forestry products decreased 9.7% from US$37.8 million for the first three months of 2013 to US$34.1 million for the first three months of 2014 primarily as a result of a decrease in other wood exports sales and a decrease in other wood local sales.

Other

Revenue from other sources, consisting mainly of sales of energy and chemicals, increased 14.0% from US$51.9 million for the first three months of 2013 to US$59.2 million for the first three months of 2014. This increase was primarily the result of higher sales of energy of US$10.1 million, partially offset by lower sales of chemicals of US$2.8 million. The average spot price of electricity in Chile increased during the first three months of 2014, compared to the same period of 2013.

Cost of Sales

Cost of sales decreased 6.2% from US$851.0 million for the first three months of 2013 to US$797.9 million for the first three months of 2014 primarily as a result of an 8.5% decrease in the cost of timber, or US$17.8 million, and a 7.7% decrease in the cost of forestry labor, or US$11.8 million. In addition, during the first three months of 2014 our unit costs per ton of EKP (bleached eucalyptus pulp) and UKP (unbleached kraft pulp) decreased 3.7% and 3.3%, respectively, compared to the first three months of 2013, primarily as a result of lower costs of chemicals and lower costs of wood.

	For the three months ended March 31, (unaudited)(Th US$)
	2013	2014
Timber	211,052	193,212
Forestry labor costs	152,793	141,019
Depreciation	64,864	66,257
Maintenance costs	52,553	61,956
Chemical costs	121,116	121,733
Sawmill services	44,237	28,510
Other raw materials	24,829	19,232
Indirect costs	54,134	35,526
Energy and fuel	45,561	42,970
Cost of electricity	21,597	25,884
Wages and salaries	58,253	61,579

Total	850,989	797,878

Gross Profit

As a percent of total revenues, our gross profit increased from 28.3% for the first three months of 2013 to 34.8% for the first three months of 2014, primarily as a result of a 3.2% increase in sales revenue and a 6.2% decrease in cost of sales.

Other Income

Other income decreased 8.4% from US$84.8 million for the first three months of 2013 to US$77.7 million for the first three months of 2014, primarily as a result of a 37.8%, or US$3.7 million, decrease in gain on sales of assets and the absence in the first three months of 2014 of net income from insurance compensation compared to US$1.5 million of net income from insurance compensation in the first quarter of 2013.

Distribution Costs

Distribution costs increased 8.6% from US$107.5 million for the first three months of 2013 to US$116.7 million for the first three months of 2014, primarily as a result of a 9.9% increase, or US$9.8 million, in shipping and freight costs, primarily due to higher sales volume of panels and forestry products.

	For the three months ended March 31, (unaudited)(Th US$)
	2013	2014
Selling costs	8,769	8,178
Commissions	3,865	3,791
Insurance	1,527	1,134
Provision for doubtful accounts receivable	(18)	65
Other selling costs	3,395	3,188
Shipping and freight costs	98,702	108,507
Port services	6,028	6,165
Freights	81,836	88,560
Other shipping and freight costs	10,838	13,782

Total	107,471	116,685

Administrative Expenses

Administrative expenses decreased 0.4% from US$131.6 million for the first three months of 2013 to US$131.1 million for the first three months of 2014 primarily as a result of a 11.4%, or US$6.7 million, decrease in wages and salaries, partially offset by a 82.1%, or a US$3.0 million, increase in computer services.

	For the three months ended March 31, (unaudited)(Th US$)
	2013	2014
Wage and salaries	59,253	52,516
Marketing, advertising, promotion and publicity expenses	2,077	2,435
Insurance	10,451	8,203
Depreciation and amortization	3,558	5,500
Computer services	3,680	6,703
Lease rentals (offices, warehouses and machinery)	4,175	2,108
Donations, contributions, scholarships	2,146	1,940
Fees (legal and technical advisories)	11,494	11,448
Property taxes, patents and municipality rights	3,856	5,730
Other administrative expenses	30,945	34,470

Total	131,635	131,053

Other Expense

Other expense increased 171.4% from US$21.4 million for the first three months of 2013 to US$58.0 million for the first three months of 2014 primarily as a result of an increase in loss of forest due fire from US$0,1 million in the first three months of 2013 to US$ 30.2 million in the first 3 months of 2014.

Finance Costs

Finance costs decreased 5.6% from US$56.4 million for the first three months of 2013 to US$53.2 million for the first three months of 2014 primarily as a result to a US$4.7 decrease in our interest expense on outstanding bonds.

Exchange Rate Differences

We recorded a 339.1% increase in exchange rate difference from losses of US$2.1 million for the first three months of 2013 to gains of US$4.9 million for the first three months of 2014 primarily as a result of a 4.1% depreciation of the Chilean peso against the U.S. Dollar, which had a negative effect over our bond debt in UF currency.

Income Tax

We recorded income tax expense of US$15.9 million for the first three months of 2013 compared to US$47.6 million for the first three months of 2014. This increase is mainly explained by an increase of current income tax expenses from US$9.2 million in the first quarter of 2013 to US$21.6 million in the first quarter of 2014 and an increase in deferred tax expenses from US$9.6 million in the first quarter of 2013 to US$32.4 million in the first quarter of 2014.

Liquidity and Capital Resources

Our primary sources of liquidity are funds from operations, domestic and international borrowings from commercial and investment banks and debt offerings in the domestic and international capital markets.

We also have access to two committed credit facility lines amounting to an aggregate of approximately US$320 million. The first line has an available amount of UF 1,700,000, or approximately US$75.5 million, based on the exchange rates of December 31, 2013. The second line has a maximum available amount of US$240.0 million. To date, we have not utilized these credit facilities. We currently believe that cash flow generated by operations, cash balances, borrowings from commercial banks and debt offerings in the domestic and international capital markets are likely to be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.

Cash Flow from Operating Activities

Our net cash flow provided by operating activities decreased 32.1% from US$150.3 million for the first three months of 2013 to US$102.1 million for the first three months of 2014 primarily as a result of our receipt of US$29.8 million in cash in respect of insurance claims in the first three months of 2013 and no such insurance receipts in the first three months of 2014. Our cash receipts from sales of goods and rendering of services decreased 11.7% from US$1,332.2 million in the first quarter of 2013 to US$1,176.5 million in the first quarter of 2014; payments to suppliers for goods and services decreased in the same period by 13.3% from US$1,127 million in the first quarter of 2013 to US$977.6 million in the first quarter of 2014.

Cash Flow Used in Investing Activities

Our net cash used in investing activities increased 11.8% from US$166.2 million for the first three months of 2013 to US$185.8 million for the first three months of 2014 primarily as a result of a US$16.7 million reduction in proceeds from sales of plant, property and equipment in the first three months of 2014, and also the absence of dividends received in the first three months of 2014 compared to US$10.2 million of dividends received in the first three months of 2013.

Cash Flow from Financing Activities

Our net cash used in financing activities increased 55.5% from US$51.8 million used in the first three months of 2013 to US$80.6 million used in the first three months of 2014 primarily as a result of a 10.6%, or US$29.3 million, decrease in proceeds from loans in the first three months of 2014 compared to the first three months of 2013.

Contractual Obligations

In accordance with customary practice in the pulp industry, we generally do not enter into long-term sales contracts with our customers but instead maintain long-term relationships with certain customers, with whom we reach agreements from time to time on specific volumes and prices.

The following table sets forth certain of our contractual obligations as of March 31, 2014 and the period in which such contractual obligations come due.

	Payments due by Period (unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Debt obligations(1)	765,350	690,025	285,942	368,404	2,109,721
Purchase obligations(2)	16,565	—	—	—	16,565
Capital (finance) lease obligations	30,751	57,305	19,832	—	107,888

Total	812,666	747,330	305,774	368,404	2,234,174

(1)	Includes estimated interest payments related to long-term debt obligations based on market values as of December 31, 2013.
(2)	Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

Financial Debt

As of March 31, 2014, our financial debt profile was as follows:

	Debt due by Period (unaudited)
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026 (and sub.)
	(in millions of U.S. dollars)
Bank debt	725	173	517	156	92	89	107	56	58	33	—	—	—
Outstanding notes	54	369	—	393	—	522	240	421	535	46	46	46	242

Total	779	542	517	550	92	611	347	477	593	79	46	46	242

Investment Activities

During the first three months of 2014, our main investment activities were as follows:

•	US$95.6 million invested in our pulp segment,

•	US$64.0 million invested in our forestry segment, and

•	US$35.4 million invested in our panels segment

Financing Activities

During the first three months of 2014, our main financing activities were as follows:

•	Proceeds from pre-export loan financing of US$130 million.

On April 10, 2014 we placed bonds in the Chilean local market, consisting of (i) UF5 million of 3.6% “R” series of bonds payable in a single installment in April 2035 and (ii) UF2 million of 3% “Q” series of bonds payable in eight consecutive semi-annual installments commencing on October 1, 2017 and ending on April 1, 2021.

As of March 31, 2014, we had US$765.2 million of short-term bank debt, of which 95.8% was U.S. dollar-denominated, and US$1,130.2 of long-term bank debt (including the current portion of such debt), of which 94.5% was U.S. dollar-denominated. In addition, as of March 31, 2014, we guaranteed US$653.3 million of obligations of our Montes del Plata joint operation in Uruguay, US$270.0 million of obligation of our Argentine subsidiary Alto Paraná and US$150.0 million of obligations of our North American subsidiary Flakeboard.

As of March 31, 2014, we had US$2,913.3 million of outstanding bonds (including the current portion of such debt), of which 74.6% was U.S. dollar-denominated and 25.4% was UF-denominated swapped to U.S. dollars.

As of March 31, 2014, the weighted average maturity of our long-term debt was 4.1 years.

The interest rate on our variable rate debt is determined mainly by reference to the London inter-bank offered rate (LIBOR), and as of March 31, 2014, the average interest rate for our U.S. dollar floating rate debt over six-month LIBOR was 1.5%. As of March 31, 2014, the average interest rate for our U.S. dollar fixed rate debt was 5.0%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of March 31, 2014.

The instruments and agreements governing our bank loans and local bonds contain certain financial covenants that limit our incurrence of debt and other liabilities. The main financial covenants contained in our bank loans are:

•	Our debt to equity ratio must not exceed 1.2:1; and

•	Our interest coverage ratio must not be less than 2:1.

The main financial covenant contained in our local bond agreements is:

•	Our debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loans and bond covenants as of March 31, 2014.

Off-Balance Sheet Arrangements

At March 31, 2014, we did not have any material off-balance sheet arrangements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: July 8, 2014	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer